----------------------------------------------------------------------------------------------------------------------------------
1.Name and Address of Reporting | 2.Issuer Name and Ticker         | 4.Statement for Month/Year| 6. Relationship of Reporting     |
  Person                        |   Trading Symbol                 |                           |    Person to Issuer (Check all   |
                                |    SGI International (SGII)      |    February 2001          |    (Applicable)  Director        |
William A. Kerr                 |----------------------------------|---------------------------| _______________________________  |
1200 Prospect Street, Suite 325 |3.IRS or Social Security Number   |5. If Amendment, Date of   |  x  Director        __ 10% owner |
La Jolla, Ca  92037             |  of Reporting Person (Voluntary) |   Original (Month/Year)   |  __ Officer         __ Other     |
                                |                                  |                           |(give title above) (specify above)|
--------------------------------|----------------------------------|---------------------------|----------------------------------|
                                |Table I - Non Derivative Securities Acquired, Disposed of, or Benefically Owned                  |
--------------------------------|-------------------------------------------------------------------------------------------------|
1. Title of Security (Instr. 3) |2.Trans-  |3.Trans-    |4.Securitie Acquired (A)         |5.Amount of   |6.Owner-   |7.Nature    |
                                |  action  |  action    |  or Disposed of (D)             | Securities   |   ship    |  of In-    |
                                |  Date    |  Code      |  (Instr. 3,4 and 5)             | Beneficially |   Form:   |  direct    |
                                |  (Month/ |  (Instr.8) |                                 | Owned at     |  Direct   |  Bene-     |
                                |  Day/    |------------|---------------------------------| End of month |(D)or(I)   |  ficial    |
                                |  Year    | Code | V   |  Amount | (A) or (D)  |  Price  | Instr. 3 & 4 |Indirect   |  Ownership |
                                |          |      |     |         |             |         |              |(Instr.4)  |  (Instr.4) |
                                |          |      |     |         |             |         |              |           |            |
--------------------------------|----------|------|-----|---------|-------------|---------|------------- |-----------|------------|
Common Stock Previously Reported|          |      |     |         |             |         |  438,113     |    D      |   n/a      |
--------------------------------|----------|------|-----|---------|-------------|---------|------------- |-----------|------------|
Common Stock (1)                | 2/1/01   |  A   |     |238,095  |     A       | $0.21   |  238,095     |    I      |   (3)      |
--------------------------------|----------|------|-----|---------|-------------|---------|--------------|-----------|------------|
Common Stock (2)                | 2/5/01   |  A   |     | 50,000  |     A       | $0.22   |   50,000     |    I      |   (3)      |
--------------------------------|----------|------|-----|---------|-------------|---------|--------------|-----------|------------|
Common Stock (1)                | 3/5/01   |  A   |  V  | 51,586  |     A       | $0.21   |   51,586     |    I      |   (3)      |
--------------------------------|----------|------|-----|---------|-------------|---------|--------------|-----------|------------|

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned

-----------------------------------------------------------------------------------------------------------------------------------
  1.Title of |2.Conver- | 3.Trans- |4. Trans-| 5.Number of|6.Date Exer- | 7.Title and Amount|8.Price |9.Number|10.Owner- | 11.Num-|
   Derivative|  sion or |  action  | action  |  Derivative|  cisable and|  Underlying Secur-| of Der-| of Der-| ship Form|  ber of|
    Security | Exercise |   date   |  code   |  Securities|  Expiration |  ities(Instr.3&4) | ivitive| ivitive| of Deriv-| Indir- |
   (Instr.3) | Price of | (Month/  |(Instr.8)| Acquired(A)| Date (Month |                   |Security| Secur- | Security:|  ect   |
             |Derivative| Day/Year)|         | or Disposed|  Day/Year)  |                   |(Instr5)|  ities | Direct(D)|  Bene- |
             | Security |          |         |of (D)(Instr|-------------|-------------------|        |   bene-| or Indir-|  ficial|
             |          |          |         | 3,4 & 5)   |Date   |Expir|  Title  |Amount or|        |ficially| ect (I)  |  Owner-|
             |          |          |----------------------|Exer-  |ation|         |Number of|        |owned at|(Instr 4) |  ship  |
             |          |          |Code | V |  (A) | (D) |cisable| Date|         |  Shares |        |End of  |          |(Instr4)|
             |          |          |     |   |      |     |       |     |         |         |        |Month   |          |        |
             |          |          |     |   |      |     |       |     |         |         |        |        |          |        |
-------------|----------|----------|-----|---|------|-----|-------|-----|---------|---------|--------|(Instr4)|----------|------- |
Warrant Previously Reported        |     |   |      |     |       |     |Com. Stk |         |        | 62,250 |    D     |  N/A   |
-------------|----------|----------|-----|---|------|-----|-------|-----|---------|---------|--------|--------|----------|------- |
Warrant Previously Reported        |     |   |      |     |       |     |Com. Stk |         |        | 45,000 |    I     |  N/A   |
-------------|----------|----------|-----|---|------|-----|-------|-----|---------|---------|--------|--------|----------|------- |


Explanation of Responses:

(1) Conversion of debt and interest aggregating $60,833.
(2) Paid in consideration for loan guarantee.
(3) By William A. Kerr as President of A.H. Kerr Foundation.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


    /S/ WILLIAM A. KERR                           March 8, 2001
------------------------------------         ----------------------
**Signature of Reporting Person              Date